SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          Information to be included in
             Statements filed pursuant to Rule 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT No. 4)

                                   ----------


                        FRANKLIN TELECOMMUNICATIONS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    354727208
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)
                               (Page 1 of 6 Pages)

                                                                                                  Page 2 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crescent International Ltd.
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                (b)  [x]

------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bermuda
------------------------- -----------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         2,814,981
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               2,814,981
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,814,981
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.36%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                  Page 3 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DMI Trust
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                        (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bahamas
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         2,814,981
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               2,814,981
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,814,981
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]

-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.36%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                  Page 4 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S.  OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GreenLight (Switzerland) SA
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Switzerland
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         2,814,981
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               2,814,981
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,814,981
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.36%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).      Name of Issuer.

                Franklin Telecommunications Corp. ("Franklin")

Item 1(b).      Address of Issuer's Principal Executive Offices.

                733 Lakefield Road
                Westlake Village, CA 91361

Item 2(a).      Names of Person Filing.

                  (i)   Crescent International Limited ("Crescent")

                  (ii)  DMI Trust ("DMI")

                  (iii) GreenLight (Switzerland) SA ("GreenLight")


Item 2(b).      Address of Principal Business Office, or if none, Residence.

                As to Crescent:
                Clarendon House
                2 Church Street
                Hamilton H 11
                Bermuda

                As to DMI:
                Norfolk House
                P.O. Box N-7139
                Bahamas

                As to GreenLight:
                84, av. Louis Casai
                CH-1216 Cointrin, Geneva
                Switzerland

Item 2(c).      Citizenship.

                As to Crescent: Bermuda
                As to DMI: Bahamas
                As to GreenLight: Switzerland

Item 2(d).      Title of Class of Securities.

                Common Stock, no par value.

Item 2(e).      CUSIP Number.

                354727208

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                Not applicable.

Item 4.         Ownership.

                The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 2,814,981 shares of Common Stock beneficially owned by Crescent includes 590,000 shares of Common Stock which Crescent has the current right to purchase pursuant to a warrant held by Crescent.

                DMI may be deemed to be a beneficial owner of the shares of Common Stock of Franklin beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

                GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the Franklin Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Act, of Franklin Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Franklin Common Stock held by Crescent and disclaims any ownership associated with such rights.

                Accordingly, for the purposes of this Statement:

                  (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 2,814,981 shares of Common Stock beneficially owned by it;

                  (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of, the total of 2,814,981 shares of Common Stock beneficially owned by it; and

                  (iii) GreenLight is reporting  that it shares the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 2,814,981 shares of Common Stock beneficially owned by it.

Item 5.         Ownership of Five Percent or Less of a Class.

                Ownership is 0.36%.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Date: February 5, 2004

                        CRESCENT INTERNATIONAL LIMITED

                        By: GreenLight (Switzerland) SA, as Attorney-in-Fact

                        By: /s/ Mel Craw
                            ------------------------------------
                            Name: Mel Craw
                            Title: Authorized Signatory

                        By: /s/ Maxi Brezzi
                            ------------------------------------
                            Name: Maxi Brezzi
                            Title: Authorized Signatory

                        DMI TRUST

                        By: GreenLight (Switzerland) SA, as Attorney-in-Fact

                        By: /s/ Mel Craw
                            ------------------------------------
                            Name: Mel Craw
                            Title: Authorized Signatory

                        By: /s/ Maxi Brezzi
                            ------------------------------------
                            Name: Maxi Brezzi
                            Title: Authorized Signatory

                        GREENLIGHT (SWITZERLAND) SA

                        By: /s/ Mel Craw
                            ------------------------------------
                            Name: Mel Craw
                            Title: Managing Director

                        By: /s/ Maxi Brezzi
                            ------------------------------------
                            Name: Maxi Brezzi
                            Title: Director